Exhibit A

May 1, 2008	Trading Symbol – TSX-V: GOT

Non-Brokered Private Placement Closes

Vancouver, British Columbia ... Golden Oasis Exploration Corp. (TSX-V:GOT) is pleased to announce that it has closed a non-brokered private placement of 2,000,000 shares at a price of $0.15 per share for gross proceeds of $300,000.

The net proceeds of the private placement will be added to working capital.

The Company paid certain agents a cash commission in an aggregate amount of $21,000 representing 8% of a portion of the financing attributable to such agents.  In addition, the Company issued finders´ options entitling the agents to purchase up to 210,000 common shares of the Company at a price of $0.15 per share for a period of one year, expiring on April 25, 2009.  The agents’ options include an early expiry feature which the Company may trigger should the common shares of the Company close above $0.40 for a minimum period of ten (10) trading days on the Exchange.

All securities issued by the Company pursuant to this private placement are subject to a four month hold period, expiring on August 26, 2008.

In addition, an aggregate of 200,000 incentive stock options have been granted to directors, officers and consultants of the Company at an exercise price of $0.20 per share.  The options are exercisable for a period of five years, ending on May 1, 2013, and are subject to the requirements of the Exchange.

Golden Oasis is dedicated to the principles of environmentally sound mining practices and believes that environmental stewardship and mining can co-exist.  Details on the Company and its properties are available on SEDAR at www.sedar.com and the Company’s website at www.goldenoasis.ca.

ON BEHALF OF THE BOARD

Signed "Robert Eadie"
Robert Eadie, Chief Executive Officer and Director

For further information, please contact: Robert Eadie
Telephone: 1-604-602-4935 / Toll Free: 1-866-602-4935
Facsimile: 1-604-602-4936 / Website: www.goldenoasis.ca

The TSX Venture Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.

____________

750 - 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada  V6C 3B6
Telephone:  (604) 602-4935  Fax:  602-4936  Website:  www.goldenoasis.ca  E-mail:  talk@goldenoasis.ca